Nexa Reports First Quarter 2022 Exploration Results

Luxembourg, April 25, 2022 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) is pleased to provide today the drilling and assay results from the first quarter of 2022. This document contains forward-looking statements.

Summary

Nexa’s Mineral Exploration program for 2022 comprise a total of 123,300 meters of drilling, of which 27,721 meters were executed in the first quarter of 2022 through 23 operating drill rigs. From this total 16,095 meters are from exploratory drilling (14 rigs) and 11,626 meters from brownfield infill drilling (9 rigs). As usual drilling activity is lower in the first quarter due to the rainy season and drilling contractors’ mobilization, and we expect a production ramp-up from 2Q22 onwards.

In Peru, 12,970 meters were drilled in 1Q22 with eight rigs. At the Pasco Complex, the exploration continued to focus on the extensions of known satellite bodies like Porvenir Sur and Integración at El Porvenir highlighted by thick and high-grade new intersections. At Cerro Lindo, drilling focused on the Pucasalla target, continuing the work carried out in the previous quarter, aiming to expand the new VMS discovery, and at the mine site, on underground ore body expansion at orebodies 5B and 6 and the Festejo Oeste target, located southeast of the Cerro Lindo mine.

In Brazil, 13,180 meters of exploratory and infill drilling were executed with 13 rigs in 1Q22. At Aripuanã, exploratory drilling has been focused on the northwest extension of Babaçu where new drilling continues to confirm high-grade mineralization and infill drilling at the Ambrex orebody for resource classification upgrade and to investigate the Ambrex/Babaçu transition zone at depth. At Morro Agudo, Bonsucesso and Vazante brownfield drilling continued confirming mineralization continuity at depth.

In Namibia, 1,571 meters of exploratory drilling were drilled in 1Q22 with two rigs. Exploratory drilling continued to focus on exploratory targets at the Otavi and Namibia North projects to investigate potential areas with copper soil anomalies in favorable geology.

1Q22 Mineral Exploration Highlights

▪	At Cerro Lindo, the VMS mineralization at the Pucasalla target located 4.5 kilometers northwest of the Cerro Lindo mine is confirming continuity of mineralization with intersections such as 5.5 meters with 2.04% Zn; 0.94% Pb and 5.5 meters with 1.81% Pb; 145.07g/t Ag.
▪	At El Porvenir, the Porvenir Sur target, confirmed mineralized intersections like 11.1 meters with 1.66% Zn, 1.82% Pb, 97g/t Ag, 0.76g/t Au and 4.6 meters with 3.77% Zn, 1.57% Pb, 126.48 g/t Ag, 0.69 g/t Au. At Integration orebody, drilling confirmed mineralization with 6.0 meters with 0.38% Zn, 0.22% Pb, 202.72g/t Ag and 0.27g/t Au.
▪	At Morro Agudo, infill drilling at northern Bonsucesso confirmed thick ore intersections such as 29.6 meters with 6.50% Zn and 1.25% Pb, 20.5 meters with 6.75% Zn and 1.70% Pb, and exploratory deeper intersection like 28.3 meters with 3.06% Zn and 0.29% Pb.
▪	At Aripuanã, exploratory drilling at Babaçu and infill drilling at Ambrex continued to confirm thick stratabound massive sulfide and stringer intersections. The drilling programs for 2022 at Ambrex and Babaçu aim to provide upgrade in Mineral Resources classification and also expansion of the current Mineral Resources.
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Commenting on the report, Jones Belther, Senior Vice-President Mineral Exploration & Technology, said “Our brownfield exploration programs have continued to progress and with the results that we’re obtaining, we believe we’re heading in the right direction to extend our current life of mine. Cerro Lindo ore body 5B has continued to be extended to the southeast highlighted by hole PECLD06066 with 8.8 meters grading 1.79% Zn and 0.80% Pb and continued drilling at Pucasalla keeps confirming continuity of zinc and lead mineralization. At the Pasco complex, the Porvenir South and Integration orebodies continue to be expanded and at the Chercher orebody in the San Gerardo open pit we obtained several mineralized drill intersections such as 7.9 meters with 2.53% Zn, 1.92% Pb and 11.05 g/t Au. At Morro Agudo/Bonsucesso, infill and deep exploratory drilling continues revealing thick and high grade mineralized intersections that will increase resources in the north extent of this mineralized body. At Aripuanã, the Babaçu NW revealed thick intersections with still pending assay results.

Exploration activities in 1Q22 have been focused on our target zones and infill drilling at Aripuanã and Morro Agudo. For 2Q22, we expect to complete 20,750 meters of exploratory and infill drilling including 13,600 meters in Peru, 5,050 meters in Brazil and 2,100 meters in Namibia looking to discover new orebodies such as Pucasalla”.

Cerro Lindo

In 1Q22, the exploration program continued to focus on extensions of known orebodies to the southeast of Cerro Lindo, and on the new VMS discovery at the Pucasalla target, 4.5 km to the northwest of the mine. There are currently four operating drill rigs.

During the period, a total of 7,005 meters of exploration drilling and 13,417 meters of infill drilling were executed. Exploration drilling included 658 meters in orebody 5B, 509 meters in orebody 6,668 meters at Festejo Oeste target, and 5,170 meters at Pucasalla.

At the Pucasalla southeast extension there were two mineralized intersections at the 2,000m elevation, displaced from the 1,830m mineralized level: hole PECLD05999 with 5.5m @ 2.04% Zn and 0.94% Pb; and 5.5m @ 1.81% Pb and 145.07g/t Ag. The northwest continuity of the orebody 5B was confirmed with hole PECLD06066 with 8.8m @ 1.79% Zn and 62.62g/t Ag; and hole PECLD06082 with 4.9m @ 1.03% Zn and 100.99 g/t Ag.

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time.

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For 2Q22, we plan to continue drilling the Pucasalla target from the surface with three rigs towards the northwest and southeast extensions (4,300 meters in total). Inside the mine, the objective is to continue to drill the Festejo geophysical anomaly, located 0.78 km southeast of Cerro Lindo (2,100 meters with one rig).

El Porvenir

The exploration drilling work was focused on extending the existing satellites mineralized bodies along strike and at depth, and conducting exploration drilling on the Sara mineralized zone.

In 1Q22, a total of 3,123 meters of exploratory underground drilling and 8,424 meters of infill drilling were executed. A total of 1,477 meters were drilled at the Integración orebody with one rig and 1,484 meters at the Porvenir Sur orebody with one rig. An additional 233 meters were also drilled at the Carmen Norte 3 target, located 500 meters south of Integración.

At Porvenir Sur target, drilling in hole PEEPD02155 confirmed mineralized intersections like 11.1m@1.66% Zn, 1.82% Pb, 97g/t Ag, and 0.76 g/t Au as well as 4.6m@ 3.77% Zn, 1.57% Pb, 126.48 g/t Ag, and 0.69g/t Au. At Integration orebody, hole PEEPD02178 confirmed mineralization with 6.0m@0.38% Zn, 0.22% Pb, 202.72g/t Ag and 0.27g/t Au.

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Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time.

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For 2Q22, we plan to continue with the brownfield drilling to expand the satellite orebodies including the Integración orebody (2,050 meters with one rig), and drill test the Carmen Norte 3 body (2,050 meters with one rig) and the Longreras/P2SW Deep targets (1,500 meters with one rig).

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Atacocha

The exploration drilling works focused mainly on extending existing mineralized bodies along strike at the San Gerardo pit.

In 1Q22, 2,843 meters of infill drilling were executed at the Chercher orebody in the northern extension of the San Gerardo open pit with one drill rig.

The continuity of mineralization is confirmed from the surface by hole PEATD01497 with 7.9m@2.53% Zn, 1.92% Pb, 58.26 g/t Ag, and 11.05g/t Au, and three other intercepts.

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time.

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For 2Q22, we plan to complete 2,670 meters of extension drilling at the Assunción orebody with one rig after the completion of the drilling program at Chercher.

Hilarión

No drilling work occurred in 1Q22. As previously disclosed, exploration activities at Hilarión were restricted to geological revision of recent findings and geological mapping in the project area.

For 2Q22, we plan to drill 1,600 meters to test the Hilarión West and San Martin Targets with two rigs looking for new orebodies for resource expansion.

Vazante

The brownfield exploration at Vazante is targeting the expansion of existing mineralized zones and the exploration of new areas to define new mineralized zones near the mine. In 1Q22, 7,018 meters of infill drilling in the mine area and 590 meters of exploratory drilling at the Vazante Sul target were completed.

In the Lumiadeira area, hole MVZMV326P9275D21 drilled in 4Q21 confirmed deep high-grade Zinc mineralization over 3.0 meters with pending assays.

Note: Intervals with assays not reported here have no consistent samples > 3.0% Zinc or assay results are pending. True widths of the mineralized intervals are unknown at this time.

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For 2Q22, we intend to continue the extension drilling program at the Vazante Sul target drilling 700 meters with one rig.

Morro Agudo

In 1Q22, a total of 2,659 meters of brownfield expansion drilling were carried out in the central zone of Bonsucesso with two rigs and 233 meters of near-surface infill drilling to the north with one rig. As planned, an additional 188 meters of exploratory drilling was carried out at the Poções target northwest of Bonsucesso. At the Morro Agudo mine, 1,765 meters of infill drilling was carried out.

During the quarter, drilling was focused on the upper northern extension. Thick intersections were found in the infill holes such as BRMAMBSCD000230 with 29.6m@6.50% Zn and 1.25% Pb and BRMAMBSCD000231 with 20.5m@6.75% Zn and 1.70% Pb. The deeper exploratory hole BRMAMBSCD000218 in the northern extension revealed 28.3m@3.06% Zn and 0.29% Pb.

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Note: Intervals with assays not reported here have no consistent samples > 2.5% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time.

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309000
310000
311000
8109000
8108000
8107000
8106000
N
A
A′
B
B′
C
C′
2022 planned holes
2022 completed holes
Historical drilling
Silexite/ chert
Mineralized zone
Dolomite
Black shale
500m

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In 2Q22, we plan to complete 3,600 meters of exploratory drilling at Bonsucesso for resource expansion with two rigs and an additional 750 meters of scout drilling with one rig at the Poções target looking for the north extension of the Bonsucesso mineralized zone.

Aripuanã

In 1Q22, 960 meters of exploratory drilling were executed with one rig on the northwest extension of the Babaçu body. An additional 8,550 meters of infill drilling were executed in the Ambrex orebody with seven rigs.

At Babaçu, thick intersections were confirmed at holes BRAPD000099 and BRAPD000091 for both stratabound and stringer mineralization with pending assay results. Drillhole BRAPD000085 intercepted stringer and massive stratabound mineralization in 4Q21 where assay results revealed grades such as: 24.5m@3.21% Zn and 2.17% Pb in stratabound ore and 6.1m@0.80% Cu and 1.45 g/t Au in stringer ore.

Note: Intervals with assays not reported here have no consistent samples > 3.0% Zinc or >0.5% Copper or >0.5 g/t Gold or assay results are pending. True widths of the mineralized intervals are unknown at this time.

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For 2Q22, we expect to continue the infill drilling at the Ambrex orebody, including 15,000 meters with eight rigs.

Namibia

In Namibia, drilling was mainly focused on completing the target T23 campaign. Because of the rainy season, drilling was suspended in January 2022 and it is expected to be resumed in May 2022 at the Namibia North project.

Otavi Project

In 1Q22, 1,136 meters of exploratory drilling were executed on target T23 with one rig to complete the drilling campaign planned for this target. No significant intercept was obtained. No exploratory drilling is planned at Otavi for 2Q22.

Namibia North Project

In 1Q22, 435 meters of complementary exploratory drilling were executed at the Elefantenberg target (Western extensions of Deblin trend) to complete the proposed drilling campaign for this target.

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For 2Q22, we plan to execute 1,300 meters of exploratory drilling with one rig at the Hartebeest target to continue extending the Copper mineralization towards the South, and an additional 800 meters with one rig at the Askevold target at the Eastern extension of the mineralized Deblin trend).

General map of Nexa tenements in Namibia highlighting the active explorations targets and planned activities for Otavi and Namibia North projects.

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Note 1 – Laboratory Reference

The laboratories used to test our assays were: ALS Global for Brazil, Namibia, and Peruvian Greenfield and brownfield projects; Certimin S.A. for Cerro Lindo; and Inspectorate Limited for El Porvenir.

Technical Information

Jose Antonio Lopes, FMausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects and a Nexa employee, has approved the scientific and technical information contained in this news release.

Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports, each of which is available at www.sedar.com under Nexa’s SEDAR profile.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2021 and also one of the top five metallic zinc producers worldwide in 2021, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward looking statements. Our estimates and forward looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

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We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Contact: Roberta Varella – Head of Investor Relations | ir@nexaresources.com

+55 11 94473-1388

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